September 25, 2019

Albert Chen
Chief Financial Officer
Global Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

       Re: Global Cord Blood Corporation
           Registration Statement on Form F-3
           Filed September 20, 2019
           File No. 333-233880

Dear Mr. Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Mitchell S. Nussbaum